Exhibit 99.1

FINANCIAL STATEMENTS

Condensed consolidated interim unaudited financial statements

For the three and six-month periods ended June 30, 2023 and 2022

(Expressed in thousands of Canadian dollars, except where otherwise indicated)

TABLE OF CONTENTS

Consolidated statements of financial position	1

Consolidated statements of income (loss) and comprehensive income (loss)	2

Consolidated statements of changes in equity	3

Consolidated statements of cash flows	4

Notes to the condensed consolidated interim financial statements	5

NOUVEAU MONDE GRAPHITE INC. Consolidated statements of financial position
(Amounts expressed in thousands of Canadian dollars - unaudited)

Consolidated statements of financial position

	Notes	As at June 30, 2023	As at December 31, 2022
ASSETS
CURRENT
Cash and cash equivalents		59,848	59,924
Grants receivable and other current assets		1,097	3,983
Sales taxes receivable		985	1,972
Tax credits receivable		4,362	4,362
Restricted cash and deposits		-	621
Prepaid expenses		1,584	3,062
Total current assets		67,876	73,924

NON-CURRENT
Tax credits receivables		5,911	5,458
Investment – Listed shares		1,100	800
Property, plant and equipment	4	66,346	64,135
Intangible assets		107	182
Right-of-use assets		2,115	2,656
Restricted cash and deposits		2,725	2,919
Total non-current assets		78,304	76,150
Total assets		146,180	150,074

LIABILITIES
CURRENT
Accounts payables and accrued liabilities		7,239	15,429
Deferred grants		1,082	20
Current portion of lease liabilities		449	431
Current portion of borrowings		408	225
Total current liabilities		9,178	16,105

NON-CURRENT
Asset retirement obligation		961	952
Borrowings		1,504	1,763
Lease liabilities		1,859	2,386
Convertible notes	5	51,603	56,544
Total non-current liabilities		55,927	61,645
Total liabilities		65,105	77,750

EQUITY
Share capital	6.1	238,823	210,786
Other reserves	5	4,125	829
Contributed surplus		26,613	25,313
Deficit		(188,486)	(164,604)
Total equity		81,075	72,324
Total liabilities and equity		146,180	150,074
Going Concern	1
Commitments	14

APPROVED BY THE BOARD OF DIRECTORS

(s) Eric Desaulniers – “Director”

(s) Daniel Buron – “Director”

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

NOUVEAU MONDE GRAPHITE INC. Consolidated statements of income (loss) and comprehensive income (loss)
(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

Consolidated statements of income (loss) and comprehensive income (loss)

		For the three-month periods ended		For the six-month periods ended
	Notes	June 30, 2023 $	June 30, 2022 $	June 30, 2023 $	June 30, 2022 $
EXPENSES
Exploration and evaluation expenses	7	2,740	2,014	4,387	3,996
Battery Material Plant project expenses	8	5,165	5,471	9,898	11,086
General and administrative expenses	9	5,737	6,968	12,646	15,318
Operating loss		13,642	14,453	26,931	30,400
Net financial costs (income)	10	(15,006)	(411)	(3,249)	(287)
Income (loss) before tax		1,364	(14,042)	(23,682)	(30,113)
Income tax		100	-	200	-
Net income (loss) and comprehensive income (loss)		1,264	(14,042)	(23,882)	(30,113)

Earning (loss) per share
Basic	6.2	0.02	(0.25)	(0.41)	(0.54)
Diluted	6.2	(0.02)	(0.25)	(0.41)	(0.54)
Weighted average number of shares outstanding
Basic	6.2	60,347,080	55,560,540	58,192,777	55,368,957
Diluted	6.2	70,913,850	55,560,540	58,192,777	55,368,957

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

NOUVEAU MONDE GRAPHITE INC. Consolidated statements of changes in equity
(Amounts expressed in thousands of Canadian dollars - unaudited)

Consolidated statements of changes in equity

		For the six-month period ended June 30, 2023
	Notes	Number	Share capital $	Contributed surplus and warrants $	Other reserves $	Deficit $	Total equity $
Balance as at January 1, 2023		55,873,898	210,786	25,313	829	(164,604)	72,324
Shares issued from offering	6.1	4,850,000	29,565	-	-	-	29,565
Options exercised	6.3	180,000	956	(380)	-	-	576
Share-based compensation	6.3	-	-	1,680	-	-	1,680
Settlement of interest on Convertible Notes	5	-	-	-	3,296	-	3,296
Share issue costs		-	(2,484)	-	-	-	(2,484)
Net loss and comprehensive loss		-	-	-	-	(23,882)	(23,882)
Balance as at June 30, 2023		60,903,898	238,823	26,613	4,125	(188,486)	81,075

			For the six-month period ended June 30, 2022
	Notes	Number	Share capital $	Contributed surplus and warrants $	Deficit $	Total equity $
Balance as at January 1, 2022		55,118,316	206,483	16,102	(116,890)	105,695
Shares issued from offering	6.1	502,082	3,987	-		3,987
Options exercised	6.3	123,500	539	(183)	-	356
Share-based compensation	6.3	-	-	6,111	-	6,111
Share issue costs		-	(760)	-	-	(760)
Net loss and comprehensive loss		-	-	-	(30,113)	(30,113)
Balance as at June 30, 2022		55,743,898	210,249	22,030	(147,003)	85,276

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

NOUVEAU MONDE GRAPHITE INC.
Consolidated statements of cash flow
(Amounts expressed in thousands of Canadian dollars - unaudited)

Consolidated statements of cash flows

		For the six-month periods ended
	Notes	June 30, 2023 $	June 30, 2022 $
OPERATING ACTIVITIES
Net loss		(23,882)	(30,113)
Depreciation and amortization	4	2,883	2,185
Change in fair value – listed shares		(300)	-
Change in fair value – embedded derivatives	5	(6,061)	-
Interest on convertible notes	5	3,296	-
Unrealized foreign exchange gain		(1,036)	(177)
Loss on disposal of property, plant an equipment	4	5	-
Share-based compensation	6.3	1,389	5,615
Accretion included within financial costs		2,255	41
Net change in working capital	11	1,470	(427)
Cash flows used in operating activities		(19,981)	(22,876)

INVESTING ACTIVITIES
Additions to property, plant, and equipment	4 - 11	(10,464)	(11,813)
Restricted cash and deposits		155	189
Grants received		3,822	795
Cash flows used in investing activities		(6,487)	(10,829)

FINANCING ACTIVITIES
Proceeds from offering	6.1	29,565	3,987
Costs from convertible notes		(659)	-
Repayment of borrowings and lease liabilities		(320)	(288)
Proceeds from the exercise of stock options		576	356
Share and deferred share issue costs	6.1	(2,446)	(803)
Cash flows from financing activities		26,716	3,252

Effect of exchange rate changes on cash		(324)	208

Net change in cash and cash equivalents		(76)	(30,245)
Cash and cash equivalent at the beginning of the period		59,924	62,355
Cash and cash equivalents at the end of the period		59,848	32,110
Non-cash investing and financing activities	11

The accompanying notes are an integral part of the condensed consolidated interim financial statement

NOUVEAU MONDE GRAPHITE INC.
Notes to the condensed consolidated interim financial statements
(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

Notes to the condensed consolidated interim financial statements

1.	NATURE OF OPERATIONS AND GOING CONCERN

Nouveau Monde Graphite Inc. (the “Company”, or “parent company") was established on December 31, 2012, under the Canada Business Corporations Act. The Company specializes in exploration, evaluation and development of mineral properties located in Québec and is developing a natural graphite-based anode material that would qualify as battery-grade material to supply the lithium-ion industry.

The Company’s shares are listed under the symbol NMG on the New York Stock Exchange, NOU on the TSX Venture Exchange (“TSXV”), and NM9A on the Frankfurt Stock Exchange. The Company’s registered office is located at 481 Brassard Street, Saint-Michel-des-Saints, Québec, Canada, J0K 3B0.

The Company’s condensed consolidated interim financial statements have been prepared using International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due for the foreseeable future.

During the six-month period ended June 30, 2023, the Company reported net loss after tax of $23.9 million; cash outflows from operating activities of $20.0 million and an accumulated deficit of $188.5 million and has yet to generate positive cash flows. Based on all available information about the future, which includes at least, but not limited to, the next twelve months, management believes that without additional funding, the Company does not have sufficient liquidity to pursue its planned expenditures.

These circumstances indicate the existence of material uncertainties that cast substantial doubt as to the ability of the Company to continue as a going concern and accordingly, the appropriateness of the use of accounting principles applicable to a going concern.

The Company's ability to continue future operations and fund its development and acquisition activities is dependent on management's ability to secure additional financing, which may be completed in a number of ways including, but not limited to, the issuance of debt or equity instruments, expenditure reductions, or a combination of strategic partnerships, joint venture arrangements, project debt finance, offtake financing, royalty financing and other capital markets alternatives. While management has been successful in securing financing in the past, there can be no assurance it will be able to do so in the future or that these sources of funding or initiatives will be available for the Company or that they will be available on terms which are acceptable to the Company.

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, expenses and financial position classifications that would be necessary if the going concern assumption was not appropriate. These adjustments could be significant.

2.	BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

The Company’s condensed consolidated interim financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as published by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting, and also using the same accounting policies and procedures as those used for the Company’s audited consolidated financial statements as at December 31, 2022. These condensed consolidated interim financial statements do not include all the disclosures and notes required for annual consolidated financial statements and should therefore be read with the Company’s audited consolidated financial statements as at December 31, 2022, which have been prepared in accordance with IFRS.

The condensed consolidated interim financial statements for the three and six-month periods ended June 30, 2023 (including comparative statements) were approved and authorized for publication by the Board of Directors on August 10, 2023.

NOUVEAU MONDE GRAPHITE INC.
Notes to the condensed consolidated interim financial statements
(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

3.	ESTIMATES, JUDGEMENTS AND ASSUMPTIONS

In preparing its consolidated financial statements, management makes several judgements, estimates and assumptions about the recognition and measurement of assets, liabilities, revenues, and expenses.

Information about the significant estimates and assumptions that have the greatest impact on the recognition and measurement of assets, liabilities, revenues, and expenses can be found in the note 5 of the Consolidated audited annual financial statement. Actual results may differ significantly.

NOUVEAU MONDE GRAPHITE INC.
Notes to the condensed consolidated interim financial statements
(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

4.	PROPERTY, PLANT AND EQUIPMENT

	For the six-month period ended June 30, 2023
	Land $	Buildings $	Equipment $	Computers $	Furniture $	Rolling stock $	Mine under construction [1] $	Battery Material Demonstration Plant under construction [1] $	Total $
COST
Balance as at January 1, 2023	2,455	3,267	9,813	141	118	128	37,785	14,591	68,298
Additions	-	-	132	-	-	-	3,884	767	4,783
Transfers	-	-	14,934	-	-	-	-	(14,934)	-
Write-Off/Disposals	-	-	-	(24)	-	-	-	-	(24)
Balance as at June 30, 2023	2,455	3,267	24,879	117	118	128	41,669	424	73,057
ACCUMULATED DEPRECIATION
Balance as at January 1, 2023	-	551	3,478	72	25	37	-	-	4,163
Depreciation	-	113	2,413	22	7	12	-	-	2,567
Write-Off/Disposals	-	-	-	(19)	-	-	-	-	(19)
Balance as at June 30, 2023	-	664	5,891	75	32	49	-	-	6,711
Net book value as at June 30, 2023	2,455	2,603	18,988	42	86	79	41,669	424	66,346

	For the year ended December 31, 2022
	Land $	Buildings $	Equipment $	Computers $	Furniture $	Rolling stock $	Mine under construction [1] $	Battery Material Demonstration Plant under construction [1] $	Total $
COST
Balance as at January 1, 2022	2,412	2,791	163	141	25	53	18,032	18,886	42,503
Additions	43	15	248	-	-	50	19,753	5,687	25,796
Transfers	-	461	9,402	-	93	26	-	(9,982)	-
Write-Off/Disposals	-	-	-	-	-	(1)	-	-	(1)
Balance as at December 31, 2022	2,455	3,267	9,813	141	118	128	37,785	14,591	68,298
ACCUMULATED DEPRECIATION
Balance as at January 1, 2022	-	330	19	25	11	15	-	-	400
Depreciation	-	221	3,459	47	14	23	-	-	3,764
Write-Off/Disposals	-	-	-	-	-	(1)	-	-	(1)
Balance as at December 31, 2022	-	551	3,478	72	25	37	-	-	4,163
Net book value as at December 31, 2022	2,455	2,716	6,335	69	93	91	37,785	14,591	64,135

[1] Assets under construction are not being depreciated as they are not in the condition necessary to be capable of being operated in the manner intended by management.

NOUVEAU MONDE GRAPHITE INC.
Notes to the condensed consolidated interim financial statements
(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

The amount of borrowing costs included in mine under construction for the three and six-month periods ended June 30, 2023, is $56 and $157 respectively (nil for the three and six-month periods ended June 30, 2022). The rate used to determine the amount of borrowing costs to be capitalized is the weighted average interest rate applicable to the entity’s general borrowings during the three and six-month period ended June 30, 2023.

During the quarter ended June 30, 2023, the Company placed in service both the Coating Demonstration Plant and a second unit for the Shaping Demonstration Plant representing a total amount of $11,626 and $3,308 respectively. As a result, $14,934 was transferred from the Battery Material Demonstration Plant under construction fixed asset category towards the Equipment fixed asset category.

NOUVEAU MONDE GRAPHITE INC.
Notes to the condensed consolidated interim financial statements
(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

5.	CONVERTIBLES NOTES

US$50 Million Convertible Notes with Mitsui, Pallinghurst, and Investissement Québec

	Host (amortized cost) $	Derivative (FVTPL) $	Deferred amount $	Total $
Issuance	48,703	20,453	(2,773)	66,383
Interest accretion	732	-	-	732
Fair value adjustment	-	(11,199)	-	(11,199)
Amortization	-	-	140	140
Foreign exchange	382	127	(21)	488
Balance as of December 31, 2022	49,817	9,381	(2,654)	56,544
Interest accretion	2,423	-	-	2,423
Fair value adjustment	-	(6,488)	-	(6,488)
Amortization	-	-	427	427
Foreign exchange	(1,164)	(191)	52	(1,303)
Balance as of June 30, 2023	51,076	2,702	(2,175)	51,603

On November 8, 2022, the Company completed a private placement of unsecured convertible notes (the “Notes”) for aggregate gross proceeds of $67.2 million (US$50 million). The Notes are denominated in US Dollars with a term of 36 months and carry a quarterly coupon interest payment of the greater between (a) the 3-month CME Term SOFR plus 4% and (b) 6%.

Subsequently and effective January 1, 2023, the Notes contracts were amended by:

-	Removing the interest capitalization provisions, such that accrued interest will be deemed paid in full in shares each quarter following the Exchanges approval; and

-	Increasing the interest rate to the greater of (a) 7% and (b) the 3-month CME Term SOFR plus 5%.

The Notes include the following material conversion and settlement options available to the holders and the Company:

-	General conversion option: The holder of a Note, at any time before maturity, can convert the outstanding principal amount into units for US$5/unit. Each unit comprises one common share of the Company and one share warrant. The share warrant can be used to subscribe one common share of the Company at an exercise price of US$5.70/share for a period of 24 months from the date of conversion of the Note.

-	Repurchase option: The Company has, at its sole discretion, an option to repay the Notes at the Repurchase Amount (as defined in the subscription agreement) at the earlier of (i) December 31, 2023; or (ii) the date of a final investment decision (FID) as defined in the subscription agreement. Depending on the circumstances, the repurchase amount is affected by the remaining time to maturity and the cumulative interests paid to date to the investors.

-	Interest repayment option: At the end of each quarter starting December 31, 2022, the Company has an option to pay the interest in (i) cash; or (ii) in Common Shares subject to TSXV and NYSE approvals, by delivering share certificates to the Holders upon maturity, conversion or redemption at a US Dollar equivalent of the Company’s TSXV market share price determined at the quarter end on which such interest become payable.

-	The Notes also include redemption mechanisms at the option of the holders in the event of a change of control or an event of default.

For the three and six-month periods ended June 30, 2023, the interest coupon totalled an aggregate amount of $1,679 (US$1,250) and $3,296 (US$2,446) respectively. For the second quarter of 2023, the Company elected to pay the interest coupon with 399,484 common shares at a price of US$3.13 which will be issued at maturity or conversion of the Notes. The common shares to be issued are recorded as other reserves in the consolidated statements of changes in equity.

NOUVEAU MONDE GRAPHITE INC.
Notes to the condensed consolidated interim financial statements
(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

Sensitivity analysis on inputs that have an impact on the fair value revaluation of the derivative:

	December 31, 2022	Reasonably possible change	Sensitivity [1] $ (derivative liability)	June 30, 2023	Reasonably possible change	Sensitivity [1] $ (derivative liability)
Observable inputs
Share Price	US$3.82	+/-10%	+3.6M/-1.9M	US$3.04	+/-10%	+1.4M/-0.9M
Foreign Exchange rate	1.35	+/-5%	+/-0.5M	1.32	+/-5%	+/-0.1M
Unobservable inputs
Expected volatility	50%	+/- 10% (absolute)	+3.2M/-1.7M	48.5%	+/- 10% (absolute)	+1.4M/-0.9M
Credit Spread	9%	+/- 1% (absolute)	+/-0.3M	5%	+/- 1% (absolute)	+/-0.2M

[1] Holding all other variables constant.

6.	EQUITY

6.1	SHARE CAPITAL

Authorized share capital

Unlimited number of common shares voting and participating, with no par value.

	For the six-month period ended June 30, 2023	For the year ended December 31, 2022
Shares issued at the start of the period	55,873,898	55,118,316
Shares issued from offering	4,850,000	502,082
Options exercised	180,000	253,500
Shares issued at the end of period	60,903,898	55,873,898

On January 21, 2022, the Company filed a prospectus supplement establishing a new at-the-market equity offering (“ATM Offering”). The ATM Offering allows the Company to offer for sale and issue up to US$75 million (or the equivalent in Canadian dollars) of common shares of the Company from time to time, at the Company’s discretion. From January 21, 2022 to December 31, 2022, the Company issued 502,082 common shares at an average price of $7.94 for gross proceeds of $3,987, commissions of $100, for total net proceeds of $3,887. During the three and six-month period ended June 30, 2023, no common shares were issued in connection with the ATM Offering.

On April 17, 2023, the Company concluded an underwritten public offering agreement for 4,850,000 common shares, at a price of US$4.55 per share for gross proceeds of $29.6M (US$22.0M). The offering was conducted on a bought deal basis and the Company incurred underwriter fees equal to 6% of the gross proceeds.

NOUVEAU MONDE GRAPHITE INC.
Notes to the condensed consolidated interim financial statements
(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

6.2 EARNINGS (LOSS) PER SHARE

The calculation of the basic and diluted gain (loss) per share is based on the gain (loss) attributable to ordinary shareholders and to the weighted average number of shares outstanding, including shares to be issued for payment of interest on the convertible notes. The calculation of the diluted gain (loss) per share considers the effects of all dilutive potential ordinary shares.

	For the three-month period ended		For the six-month period ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Gain (loss) attributable to the ordinary equity holders of the Company	1,264	(14,042)	(23,882)	(30,113)
Gain on change in fair value of embedded derivatives(i), net of interest expense associated with debt host	(2,884)	-	-	-
Gain (loss) attributable to the ordinary equity holders of the Company used in calculation of the diluted loss per share	(1,620)	(14,042)	(23,882)	(30,113)

Basic weighted average number of shares outstanding	60,347,080	55,560,540	58,192,777	55,368,957
Dilutive effect of share options	566,770	-	-	-
Dilutive effect of the Convertible Notes	10,000,000	-	-	-
Dilutive weighted average number of shares outstanding	70,913,850	55,560,540	58,192,777	55,368,957

Basic earnings (loss) per share	0.02	(0.25)	(0.41)	(0.54)
Diluted earnings (loss) per share	(0.02)	(0.25)	(0.41)	(0.54)

(i)	Excludes the portion of the variation in fair value of the embedded derivatives attributable to the underlying warrants.

For the six-month period ended June 30, 2023, the other potentially dilutive instruments, namely the options (see note 6.3) and, the underlying warrants of the Convertible Notes (see note 5) are anti-dilutive. For the three-month period ended June 30, 2023, the underlying warrants of the Convertible Notes have no dilutive effect since the exercise price of US$5.70/share is higher than the three-month average market price.

6.3 SHARE-BASED PAYMENTS

The Board of Directors determines the price per common share and the number of common shares which may be allocated to each director, officer, employee and consultant and all other terms and conditions of the option, subject to the rules of the TSXV. The plan has a policy that caps the maximum of total options that can be granted to 10% of the total outstanding shares of the Company.

All share-based payments will be settled in equity. The Company has no legal or contractual obligation to repurchase or settle the options in cash.

NOUVEAU MONDE GRAPHITE INC.
Notes to the condensed consolidated interim financial statements
(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

The Company’s share options are as follows:

	For the six-month period ended June 30, 2023		For the year ended December 31, 2022
	Number	Weighted average exercise price $	Number	Weighted average exercise price $
Opening balance	3,911,804	7.42	2,352,249	7.07
Granted	2,076,548	5.52	2,219,304	8.13
Exercised	(180,000)	3.20	(253,500)	2.90
Expired	(126,250)	8.08	(385,000)	12.21
Forfeited	(60,250)	5.58	(21,249)	9.47
Cancelled	(487,804)	8.20	-	-
Ending balance	5,134,048	6.73	3,911,804	7.42
Options that can be exercised	2,886,000	7.50	2,872,500	7.22

On February 17, 2023, the TSXV approved the cancellation of 487,804 options (initial options) previously issued to consultants and which were replaced with the grant of 453,048 new options (replacement options). The options have been issued as a consideration to secure Project financing for the Matawinie Mine and the Bécancour Battery Material Plant. The initial options had an exercise price of $8.20 and vested on the closing of the project financing subject to expiry on March 28, 2023. The replacement options have an exercise price of $8.20, vest on the closing of the project financing (no later than March 28, 2025) and will expire two years following the vesting of those options (no later than March 28, 2027). The incremental fair value of this modification is $1,036, which was measured using the Black-Sholes option pricing model based on the assumptions below and is being recognized as an expense over the period from the modification date to the end of the extended vesting period.

●	Stock price: $8.20

●	Expected volatility: 93%

●	Risk-free rate: 3.79%

●	Expected dividend: nil

The expense representing the fair value of the initial options granted will continue to be recognized as if the terms had not been modified.

For the six-month period ended June 30, 2023, the Company granted 212,500 options to directors, 600,000 to officers, 788,000 to employees, and 476,048 to consultants. Apart from the replacement options described above, the vesting period for the options granted are done in two annual tranches. Each option entitles the holder to subscribe to one common share of the Company, at an average price of $5.52 per common share, for an average period of 4.48 years.

The weighted average fair value of the share options granted in the six-month period ended June 30, 2023, were estimated using the Black-Scholes option pricing model based on the following average assumptions:

●	Stock price at date of grant: $5.52

●	Expected life: 4.48 years

●	Risk-free interest rate: 3.10%

●	Expected volatility: 74.02%

●	Expected dividend: nil

●	Fair value per option: $3.22

NOUVEAU MONDE GRAPHITE INC.
Notes to the condensed consolidated interim financial statements
(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

7.	EXPLORATION AND EVALUATION EXPENSES

	For the three-month periods ended		For the six-month periods ended
	June 30, 2023 $	June 30, 2022 $	June 30, 2023 $	June 30, 2022 $
Wages and benefits	776	902	1,591	1,835
Share-based compensation	121	251	200	513
Engineering	-	75	-	135
Consulting fees	1,425	96	1,600	139
Materials, consumables, and supplies	178	379	344	689
Maintenance and subcontracting	72	263	276	563
Geology and drilling	8	9	8	24
Utilities	92	86	196	234
Depreciation and amortization	64	75	137	135
Other	68	48	133	89
Uatnan mining project	4	-	99	-
Grants	(24)	-	(78)	-
Tax credits	(44)	(170)	(119)	(360)
Exploration and evaluation expenses	2,740	2,014	4,387	3,996

8.	BATTERY MATERIAL PLANT PROJECT EXPENSES

	For the three-month periods ended		For the six-month periods ended
	June 30, 2023 $	June 30, 2022 $	June 30, 2023 $	June 30, 2022 $
Wages and benefits	1,058	721	1,966	1,256
Share-based compensation	74	278	149	287
Engineering	1,524	2,534	3,043	5,901
Consulting fees	343	340	546	689
Materials, consumables, and supplies	512	343	1,112	718
Maintenance and subcontracting	480	167	876	350
Utilities	82	65	296	278
Depreciation and amortization	1,600	1,053	2,621	1,932
Other	57	32	91	73
Grants	(231)	(62)	(468)	(398)
Tax credits	(334)	-	(334)	-
Battery Material Plant project expenses	5,165	5,471	9,898	11,086

NOUVEAU MONDE GRAPHITE INC.
Notes to the condensed consolidated interim financial statements
(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

9.	GENERAL AND ADMINISTRATIVE EXPENSES

	For the three-month periods ended		For the six-month periods ended
	June 30, 2023 $	June 30, 2022 $	June 30, 2023 $	June 30, 2022 $
Wages and benefits	1,637	1,637	3,699	3,661
Share-based compensation	610	1,820	1,039	4,815
Professional fees	381	320	1,413	718
Consulting fees	698	526	1,453	1,038
Travelling, representation and convention	347	216	557	303
Office and administration	1,866	2,247	4,092	4,404
Stock exchange, authorities, and communication	125	130	251	241
Depreciation and amortization	62	63	125	119
Loss on asset disposal	5	-	5	-
Other financial fees	6	9	12	19
General and administrative expenses	5,737	6,968	12,646	15,318

10.	NET FINANCIAL COSTS (INCOME)

	For the three-month periods ended		For the six-month periods ended
	June 30, 2023 $	June 30, 2022 $	June 30, 2023 $	June 30, 2022 $
Foreign exchange gain	(1,048)	(341)	(1,079)	(177)
Interest income	(761)	(115)	(1,397)	(196)
Interest expense on lease liabilities	5	6	10	8
Change in fair value - listed shares	375	-	(300)	-
Change in fair value - embedded derivative and deferred amount amortization	(16,340)	-	(6,061)	-
Accretion on borrowings and notes	1,071	21	2,254	41
Interest on borrowings and notes	1,692	18	3,324	37
Net financial costs (income)	(15,006)	(411)	(3,249)	(287)

11.	ADDITIONAL CASH FLOW INFORMATION

	For the six-month period ended June 30, 2023 $	For the six-month period ended June 30, 2022 $
Grants receivable and other current assets	248	(216)
Deferred grants	99	-
Mining tax credits	(453)	197
Sales taxes receivable	987	(134)
Prepaid expenses	2,138	2,490
Accounts payable and accrued liabilities	(1,549)	(2,764)
Total net change in working capital	1,470	(427)

Non-cash investing and financing activities
Property, plant and equipment included in accounts payable and accrued liabilities	1,410	7,872
Share issue costs included in accounts payables and accrued liabilities	119	6

NOUVEAU MONDE GRAPHITE INC.
Notes to the condensed consolidated interim financial statements
(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

12.	RELATED PARTY TRANSACTIONS

During the three and six-month periods ended June 30, 2023, share-based compensation expenses for key management personnel totalled $258 and $365 respectively ($331 and $2,093 for the three and six-month periods ended June 30, 2022, respectively) and for directors, $60 for the three and six-month periods ended June 30, 2023 (nil for the three-month period ended June 30, 2022 and $1,247 for the six-month period ended June 30, 2022).

During the three and six-month periods ended June 30, 2023, the Company also incurred interest fees to Investissement Québec and Pallinghurst, as disclosed above in Note 5 – Convertible Notes. The Company has elected to pay the accrued interest in common shares which will be issued at maturity or conversion of the Notes.

13.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

FAIR VALUE

Current financial assets and financial liabilities are valued at their carrying amounts, which are reasonable estimates of their fair value due to their relatively short-maturities; this includes cash and cash equivalents, grants receivable, other current assets, accounts payable and others. Borrowings and the convertible debt host are accounted for at amortized cost using the effective interest method, and their fair value approximates their carrying value except for the convertible debt host for which fair value is estimated at $65.8 million (US$49.7 million) (level 3).

Fair Value Hierarchy

Subsequent to initial recognition, the Company uses a fair value hierarchy to categorize the inputs used to measure the financial instruments at fair value grouped into the following levels based on the degree to which the fair value is observable.

-	Level 1: Inputs derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

-	Level 2: Inputs derived from other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

-	Level 3: Inputs that are not based on observable market data (unobservable inputs).

	As at June 30, 2023
	Level 1	Level 2	Level 3	Total
Financial Assets at FVTPL
Non-current investments (Equity investment in publicly listed entities)	1,100	-	-	1,100
Financial liabilities at FVTPL
Convertible notes - Embedded derivatives (note 5)	-	-	527	527

	As at December 31, 2022
	Level 1	Level 2	Level 3	Total
Financial Assets at FVTPL
Non-current investments (Equity investment in publicly listed entities)	800	-	-	800
Financial liabilities at FVTPL
Convertible notes - Embedded derivatives (note 5)	-	-	6,727	6,727

There were no transfers between Level 1, Level 2 and Level 3 during the three and six-month period ended June 30, 2023 (none in 2022).

Financial Instruments Measured at FVTPL

Non-Current investments

Equity instruments publicly listed are classified as a Level 1 in the fair value hierarchy. Their fair values are a recurring measurement and are estimated using the closing share price observed on the relevant stock exchange.

NOUVEAU MONDE GRAPHITE INC.
Notes to the condensed consolidated interim financial statements
(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

14.	COMMITMENTS

In the normal course of business, the Company enters into contracts that give rise to commitments. As at June 30, 2023, the Company had issued $3,100 of purchase orders for the acquisition of property, plant and equipment and $3,695 in relation to operations.

15.	COMPARATIVE FIGURES

The Company added a new category of expense namely "utilities" within Note 8 "Battery Material Plant Project Expenses". Consequently, comparative figures have been reclassified to conform to the current year presentation. The reclassification had no impact on the net loss.